CONFIDENTIAL TREATMENT REQUESTED BY HAFNIA LIMITED PURSUANT TO 17 C.F.R. SECTION 200.83

Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com

March 8, 2024

Confidential Submission via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hafnia Limited
Amendment No. 1 to Draft Registration Statement on Form 20-F
Submitted February 9, 2024
CIK No. 0001815779

Ladies and Gentlemen,

This letter is submitted on behalf of Hafnia Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s amendment no. 1 to draft registration statement on Form 20-F submitted February 9, 2024 (the “Amended Draft Registration Statement”), as set forth in your letter dated February 28, 2024, addressed to Mikael Øpstun Skov, Chief Executive Officer of the Company ( the “Comment Letter”). Concurrently with the submission of this letter, the Company is confidentially submitting Amendment No. 2 to the Draft Registration Statement on Form 20-F (the “Second Amended Draft Registration Statement”), which includes: (i) amendments that reflect responses to the Staff’s comments, (ii) amendments related to the inclusion of financial information, including audited financial statements as of and for the  year ended December 31, 2023 and (iii) amendments to reflect changes in the Company’s circumstances since the submission of the Amended Draft Registration Statement. We also note that the Second Amended Draft Registration Statement includes a number of additional exhibits.

The Company is seeking confidential treatment for the Second Amended Draft Registration Statement and this letter pursuant to Rule 83 of the Commission.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers correspond to the headings and paragraph numbers contained in the Comment Letter, and for reference purposes, the text of the Comment Letter has been reproduced herein with the Company’s response below the comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Second Amended Draft Registration Statement.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore, and Vedder Price (FL) LLP, which operates in Florida.

CONFIDENTIAL TREATMENT REQUESTED BY HAFNIA LIMITED PURSUANT TO 17 C.F.R. SECTION 200.83

March 8, 2024

Draft Registration Statement on Form 20-F filed February 9, 2024
Dividend Policy, page 186

1.
We note that you expanded your disclosure on pages 186 and 187 in response to prior comment 7, to clarify that if your new dividend policy had been in effect from the beginning of 2022, it would not have resulted in any change to the dividend payments made for the first three quarters. You also state that higher operating cashflows were used to "strengthen" your balance sheet, and that this allowed you to "de-leverage" at a faster pace than had been anticipated during 2022.

However, it appears that your debt increased $444 million by the end of 2022 compared to a year earlier, and that no accrual had yet been made for the fourth quarter dividend of $159 million. Please reconcile between these observations and your description of circumstances, as to the de-leverage and strength of your balance sheet. Please also disclose the extent to which change in vessel values impacted the results of your net loan-to-value computations for each period, independent of vessel transactions.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that the Company has updated its disclosure on pages 193-194 of the Second Amended Draft Registration Statement to clarify the  rationale for the Company’s position that it strengthened its balance sheet in 2022 by making unscheduled debt repayments. In addition, please see the  table below illustrating the impact of those unscheduled debt repayments on the Company’s total borrowings for the financial year ended December 31, 2022:

In millions of U.S. dollars	Borrowings(1)
Borrowings as at January 1, 2022	$1,229.20
Drawdowns on credit facilities and sale and lease-back arrangements in place as at January 1, 2022	31.80
Drawdowns on credit facilities and sale and lease-back arrangements entered into after January 1, 2022	1,115.60
Scheduled repayments(1)	(193.50)
Repayments as a result of divestment of vessels	(198.40)
Borrowings as at December 31, 2022 without unscheduled repayments	$1,984.70
Unscheduled repayments	(275.40)
Borrowings as at December 31, 2022	$1,709.30

(1)	Principle only, excluding any capitalised financing fees and interest accruals.

CONFIDENTIAL TREATMENT REQUESTED BY HAFNIA LIMITED PURSUANT TO 17 C.F.R. SECTION 200.83

March 8, 2024

Furthermore, the Company has added a disclosure on pages 194-195 of the Second Amended Draft Registration Statement  discussing the impact  that fluctuations in vessel values had on its net loan-to-value computations for each quarter of the financial years December 31, 2022 and December 31, 2023.

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If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call Anthony J. Renzi at +1 (202) 312-3336 or Juliette M. Todd at +1 (212) 407-7763.

Very truly yours,

/s/ Anthony J. Renzi
Anthony J. Renzi